1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 16, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) CHANGE OF ADSs RATIO AND ADSs SPLIT

The ADS ratio of the Company will change from one ADS representing 100 H Shares to one ADS representing 25 H Shares. This ratio change will take effect on 10 October 2006 New York time. No additional H Shares will be issued by reason of this ratio change.

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

Aluminum Corporation of China Limited (the "Company") announces that effective on 10 October 2006 (New York time), its American Depository Shares ("ADS") ratio will change from one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing twenty-five (25) H Shares ("Ratio Change"). The Ratio Change will be effected with respect to the holders of ADSs of record on 6 October 2006. The new ADSs will be distributed to the holders of ADSs on 11 October 2006 (New York time).

No additional H Shares will be issued by reason of the Ratio Change. This announcement is made pursuant to Rule 13.09(2) of the Hong Kong Listing Rules.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan and Mr. Chen Jihua (Executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By order of the Board
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

10 October 2006 Beijing, the PRC * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary